UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
October 27, 2005

bebe stores, inc.
(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On October 27, 2005, bebe stores, inc. issued a press release announcing its first quarter fiscal 2006 earnings.

The press release relating to the first quarter fiscal 2006 earnings is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated October 27, 2005.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated October 27, 2005

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
        Chief Financial Officer
        bebe stores, inc.
        (415) 715-3900


bebe stores, inc.
Announces Record First Quarter Fiscal 2006 Earnings of $0.14 per Share
After the Stock Based Compensation Charge of $0.02 per Share


BRISBANE, CALIF. – October 27, 2005 – bebe stores, inc. (Nasdaq:BEBE) today announced unaudited financial results for the first quarter ended October 1, 2005.

Net sales for the first quarter of fiscal 2006 were $126.2 million, up 22.4% from $103.1 million reported for the first quarter a year ago. As previously reported, same store sales for the quarter increased 17.3% compared to an increase of 12.5% in the prior year. For the first quarter of fiscal 2006, same store sales were determined using a comparable period of 91 days.

The first quarter of fiscal 2005 includes three additional days in the reporting period, or $3.9 million of net sales, due to the change in the fiscal year to a 52/53 week year. Excluding the three additional days in the first quarter of fiscal 2005, net sales for the first quarter of fiscal 2006 increased approximately 27%.

Gross profit as a percentage of net sales increased to 49.3% in the first quarter of fiscal 2006, compared to 48.6% in the first quarter of fiscal 2005. The increase in gross profit as a percentage of net sales from the prior year of 0.7% was primarily the result of favorable occupancy leverage as a result of higher comparable store sales.

SG&A expenses for the first quarter of fiscal 2006 were $42.2 million, or 33.5% of net sales, compared to $32.5 million, or 31.5% of net sales for the same period of the prior year. The increase in SG&A expenses as a percent of sales is primarily due to a $2.3 million pre-tax charge, or 1.8% of net sales, related to the expensing of stock based compensation as a result of the recent adoption of Financial Accounting Standards Board Statement No. 123(R), "Share Based Payment" ("SFAS 123(R)").

Operating income for the first quarter of fiscal 2006 increased to $20.0 million or 15.8% of net sales, compared to $17.6 million or 17.1% of net sales for the same period of the prior year. Net earnings for the first quarter increased to $13.6 million, compared to $11.4 million for the same period of the prior year. Diluted earnings per share for the first quarter were $0.14 after taking into account the $0.02 per share charge related to the expensing of stock based compensation as noted above versus $0.13 in the same period of fiscal 2005.

Had stock based compensation been recorded in the prior year, the impact to diluted earnings per share would have been approximately $0.02 per share as previously disclosed. After taking this charge into account, diluted earnings per share would have been $0.11 and the increase in diluted earnings per share from the first quarter of fiscal 2005 to the first quarter of fiscal 2006 would have been approximately 27%.

The effective tax rate for the first quarter of fiscal 2006 increased to 38.5% from 38.0% due to the adoption of SFAS 123(R) which changed the requirements regarding recognition of stock based compensation. The compensation expense associated with expensing incentive stock options increases the Company's effective tax rate. The effective tax rate is expected to fluctuate from quarter to quarter under SFAS 123 (R).

During the first quarter ended October 1, 2005, the Company opened seven stores, including four bebe stores and three BEBE SPORT stores, and closed one bebe store.

For the second quarter of fiscal 2006, the Company anticipates comparable store sales will be in the low to mid single digits range and earnings per share in the range of $0.24 to $0.29 per share after taking into account the impact of a $0.02 per share charge related to the expensing of stock based compensation, versus $0.26 in the second quarter of fiscal 2005. Fiscal 2005 second quarter diluted earnings per share excludes the impact of the stock based compensation charge which would have been approximately $0.02 per share.

For the second quarter of fiscal 2006, the Company is currently planning finished goods inventory on a per square foot basis to increase between mid to high single digits when compared to the second quarter of fiscal 2005.

For fiscal 2006, the Company anticipates opening thirty-five stores, expanding or renovating seventeen existing stores and closing four stores resulting in an approximate square footage growth of 15%. The number of planned new stores includes twenty bebe stores, twelve BEBE SPORT stores and three bebe outlet stores. Total capital expenditures for the year will be approximately $33 million which will include capital expenditures for new stores, store expansions and renovations, information technology systems and office improvements.

bebe stores, inc. will host a conference call today Thursday, October 27, 2005 at 1:30 P.M. Pacific Time to discuss first quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "1234348". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe stores, inc. designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 224 stores, of which 170 are bebe stores, 19 are bebe outlet stores and 35 are BEBE SPORT stores. These stores are located in the United States, Puerto Rico and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.


bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)
(Dollars in thousands)


		October 1, 2005		October 2, 2004
Assets				
Cash and equivalents	$	31,479	$	27,305
Short-term marketable securities		253,632		166,650
Inventories, net		39,638		36,886
Total current assets		345,948		247,657
Property and equipment, net		78,349		63,346
Long-term marketable securities		-		7,875
Total assets	$	433,196	$	323,089
Liabilities and Shareholders' Equity				
Total current liabilities	$	53,112	$	48,373
Total liabilities		86,208		67,530
Total shareholders' equity		346,988		255,559
Total liabilities and shareholders' equity	$	433,196	$	323,089

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)
(Amounts in thousands except per share data and store statistics)

		For the Quarters Ended			
		October 1, 2005	%	October 2, 2004	%
Net sales	$	126,155	100.0 $	103,147	100.0
Cost of sales, including production and occupancy		63,952	50.7	53,048	51.4
Gross profit		62,203	49.3	50,099	48.6
Selling, general and administrative expenses		42,249	33.5	32,538	31.5
Income from operations		19,954	15.8	17,561	17.1
Interest and other income, net		2,115	1.7	855	0.8
Earnings before income taxes		22,069	17.5	18,416	17.9
Provision for income taxes		8,496	6.7	6,998	6.8
Net earnings	$	13,573	10.8 $	11,418	11.1
Basic earnings per share	$	0.15	$	0.13	
Diluted earnings per share	$	0.14	$	0.13	
Basic weighted average shares outstanding		91,147		88,283	
Diluted weighted average shares outstanding		94,159		90,045	
Number of stores open at beginning of period		214		199	
Number of stores opened during period		7		3	
Number of stores expanded/relocated during period*		0		2	
Number of stores closed during period		1		0	
Number of stores open at end of period		220		202	
Total square footage at end of period (000's)		784		713	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.